



promoshare®

AN ENTERPRISE MULTI-CHANNEL AMBASSADOR SOFTWARE FOR LIVE EVENTS

©Promoshare

promoshare®

We are a multi channel fan engagement software that allows event producers to track, manage, and reward hyper local influencers to sell more tickets.

Sports teams and major live event producers

Loose out on ticket sales year after year to the tune of

$15B

Sales attributed to word of mouth is estimated to be

68%

promoshare®

Current technology situation is chaotic

Managing a word of mouth campaign that provides all relevant stats and functions necessary doesn't exist.

Programs are ran using spreadsheets, social media management platforms, Facebook groups & texting.

Others fall short by not capturing the entire lifecycle in one single solution.

Pure engagement stats

These companies provide nice stats on social engagement, impressions and sentiment BUT not conversion.



SURKUS

Heartbeat

SocialToaster®



promoshare®

Ticketing

Only focuses on live events & ticket sales. Don't provide a method of managing communities or capturing social engagement

feVo

VERVE

SaaS

Only provides platform with no network of ambassadors to work with leaving the client with the biggest burden.

VERVE

SocialLadder

promoshare®



Influencer marketing is changing

from glossy Instagram celebs with millions of followers to hyper local fans with highly engaged spheres of influence.

Only 32% of consumers follow **big name** influencers, compared to **70%** who are influenced by their family and friends online.

Source:Forbes article



Traditional influencer platforms and celebrity icons provide a broad reach, they are severely limited in their inability to target specific demos, geos, and even more importantly, tracking results.

promoshare®

promoshare®

Traditional influencer marketing is hard to track,
engagement is low, expensive, distributed audience, etc.

Hyper local influencers



TAP INTO WORD OF MOUTH



PROVIDE SOCIAL PROOF



TAKE ONLINE OFFLINE



DRIVE LOCAL SALES

PromoShare is simpler, smarter & more effective



FOR EVENT PRODUCERS
We provide a proven, low cost brand building, organic content and ticket selling solution



FOR AMBASSADORS
PromoShare provides an exciting rewards program with amazing experiential opportunities and valuable incentives for influencing others.



3RD PARTY SPONSORS
PromoShare provides turn key distribution with in our eco system to target segements that appeal to 3rd parties.

Client **Dashboard**



 ### CONTENT MANAGER

Control all approved content to be distributed by your ambassadors.

 ### ENGAGEMENT STATS

Capture all engagement stats in real-time, no need to wait for recaps!

 ### AMBASSADOR CONTROLS

Manage all your ambassador segments and permissions.

 ### CAMPAIGNS/PROMOTIONS

Campaign/Promo controls by region, segment, brand, sub-brands etc..

 ### POINTS & REWARDS

Manage and control your own point and rewards bank.

 ### AMBASSADOR DATA

View all stats on ambassadors in your campaign(s) such as demos, heat maps,

promoshare®

Ambassador **Experience**





DASHBOARD
REWARDS
promoshare
WELCOME, ERNIE
Produced by Feld Entertainment
Disney ON ICE FROZEN
DISNEY ON ICE FROZEN
September 27th - 30th
Allstate Arena
promoshare it!
Invite from Gmail contacts
Invite from Yahoo! contacts
Custom link for this promotion only
ernie.CHISOX.promoshare.com
You may also copy and paste link
You Currently Have
5,000 Points
REWARDS
POINTS NEEDED
2 FREE TICKETS
10,000
VIP UPGRADE
15,000
VIP EXPERIENCE
25,000
VIEW REWARDS
LEADER BOARD
MARK C. 89,879 POINTS
ERNIE P. 83,123 POINTS
JOSE R. 73,456 POINTS
MARIA T. 65,499 POINTS
Traffic Sources
Week
Month
Year
Direct
Referral

CONTENT SHARING

Pre-determined, approved messaging and graphics from one centralized location.



GAMIFIED EXPERIENCE

Ambassadors can get ranked based on their conversions within the campaign.

TOP PROSPECTS

Our software will determine who the best prospects are within an ambassadors social networks based on the type of event/product is represented





MARKETING AUTOMATION

Automating the entire process to help ambassadors close more deals.



POINTS & REWARDS

Ambassadors can earn points for actions and conversions. They can also earn on their own purchases/conversions

promoshare®



PromoShare® amplifies the buyers reach by enabling
social buying, **turning your buyer into your seller**
and turning one into many.

Market Size



$15B

TAM



$5B

SAM



$750M

SOM

promoshare®

100% client re-engagement
Generated over $200K in first full year with 6 clients



Have a pipeline of some of the worlds most recognizable brands

      

promoshare



Over the next 18 months we plan to:







CLOSE 30 NEW CLIENTS AT AN AVERAGE OF $25K EACH PER YEAR

ACTIVATE OVER 100K NEW AMBASSADORS

CONVERT OVER $2 MILLION IN TICKETS SOLD FOR OUR CLIENTS

Revenue Model



YEARLY LICENSE +

Yearly licensing fee +
revenue share + additional options



STRATEGIC PARTNERSHIPS

Sponsored content and
distribution to our network



MICRO-INFLUENCER CAMPAIGNS

Our ambassadors are segmented
down to language preference,
allowing us to match them
precisely with brands

Team **PromoShare**

TEAM


Ernesto Pedroza
Founder/CEO


Mark Florez
CMO


Julia Fischer
COO


Raymundo Ginez
UX/UI Design


Nick Delgado
CFO

ADVISORS - INVESTORS


James Bolden



Matthius Berning



Robert Armband



David Segura



Karyn Pettigrew



Jenny Pedroza



Ricardo Barrientos




Ernesto Pedroza Founder/CEO
ernie@PromoShare.com
773-908-9746